Exhibit 12.1
Nationstar Mortgage
RATIO OF EARNINGS TO FIXED CHARGES
$ in thousands

	July 11, 2006
	to		Year Ended December 31,
	December 31, 2006	2007	2008	2009	2010
Calculation of income/(loss) from continuing before income taxes and fixed charges
Net income/(loss) from continuing operations	(60,258)	(284,478)	(157,610)	(80,877)	(9,914)
Fixed Charges	60,309	129,894	70,255	73,431	119,288

Earnings as adjusted	51	(154,584)	(87,355)	(7,446)	109,374

Calculation of fixed charges
Interest expense	55,172	118,553	65,548	69,883	116,163
Interest on lease obligations	5,137	11,341	4,707	3,548	3,125

Total fixed charges	60,309	129,894	70,255	73,431	119,288

Calculation of Earnings to Fixed Charges	0.00	(1.19)	(1.24)	(0.10)	0.92

Coverage deficiencies	60,258	284,478	157,610	80,877	9,914